FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934




For the month of July, 2005

Commission File No. 1-9987


                             B+H OCEAN CARRIERS LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)


                          3rd Floor, Par La Ville Place
                              14 Par-La-Ville Road
                             Hamilton HM JX Bermuda
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F   X     Form 40-F
                                 -------           -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes         No   X
                                -------    -------

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 1 is an Earnings Press Release issued by the Company on July 12, 2005 at 6:17 p.m.

                                   Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                     B+H Ocean Carriers, Ltd.

Date     July 13, 2005                               By: /s/ Michael S. Hudner
     ----------------------                             ------------------------
                                                        Chief Executive Officer

For:     B+H Ocean Carriers Ltd.

From:    Navinvest Marine Services (USA) Inc.
         The Sail Loft
         19 Burnside Street
         Bristol, RI  02809


FOR IMMEDIATE RELEASE
---------------------

B+H Ocean Carriers, Ltd. Announces Results for the Two Quarterly Periods Ending March 31, 2005 and June 30, 2005

NEW YORK,  NEW YORK,  July 13, 2005. . . . B+H Ocean Carriers Ltd.  (AMEX:  BHO)
reported unaudited net income of $6,482,000, or $1.25 per share basic and $1.19 per share diluted for the three month period ending June 30, 2005, as compared to a loss of ($1,785,000), or ($0.46) per share basic and diluted for the same period of 2004. EBITDA for the three months ending June 30, 2005 was $11,066,000 as compared to $4,509,000 for the three months ending June 30, 2004.

         Unaudited net income was $2,018,000, or $0.52 per share basic and $0.48 per share diluted for the three month period ending March 31, 2005 as compared to a loss of ($265,000), or ($0.07) per share basic and diluted for the comparable period of 2004. EBITDA was $4,903,000 for the three months ending March 31, 2005 as compared to $1,923,000 for the three months ending March 31, 2004.

         The Company also reported unaudited net income of $8,501,000 or $1.88 per share basic and $1.78 per share diluted, for the six months ended June 30, 2005, compared to a loss of ($2,050,000), or ($0.53) per share basic and diluted, for the six months ended June 30, 2004. EBITDA for the six month period ending June 30, 2005 was $15,969,000 as compared to $6,432,000 for the comparable period of 2004.

         On May 25, 2005, the Company completed a private placement of 3,243,243 shares of Common Stock at a price of $18.50 per share, for aggregate gross proceeds of approximately $60 million.

         On June 20, 2005, the Company, through a wholly owned subsidiary, agreed to sell the 1981-built 38,500 dwt Medium Range product tanker COMMUTER for $8,500,000 with delivery scheduled for August 2005.

         On June 21, 2005, the Company, through a wholly owned subsidiary, agreed to purchase a 1992-built double hull combination carrier of approximately 75,000 dwt for $33,250,000 and also agreed to commit the vessel on a time charter for three years. The purchase will be completed and the vessel will be delivered by end September 2005, with the charter commencing simultaneously. Although the Company has sufficient cash, it intends to finance a portion of the purchase price, although terms of such financing have not been agreed with lenders.

         The Company is engaged in the business of owning and operating product tankers and combination carriers. The Company intends to continue its vessel acquisition program to expand its presence in its two current sectors of the tanker market: combination carriers capable of transporting both wet and dry bulk cargoes, and MR product carriers; however, there can be no assurance that the Company will be able to purchase any of such vessels on favorable terms or at all. The Company currently owns a fleet of seven Medium Range product tankers and four combination carriers, all of which are currently fixed on long-term time charters, which varied in original length of between one and five years.

         We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and book value losses on the sale of vessels. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

         Certain statements contained in this press release, including, without limitation, statements containing the words "believes," "anticipates," "expects," "intends," and words of similar import, constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company's financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company's Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.


# # #

For further information, including the Company's Annual Report on Form 20F, access the Company's website: www.bhocean.com

Company Contact:           John LeFrere
                           917.225.2800


                             B+H OCEAN CARRIERS LTD.
                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                                             June 30,
                                    Assets                             2005             2004
                                                                  -------------    -------------
Current assets:
Cash and cash equivalents                                         $  62,970,459    $   8,740,776
Marketable securities                                                   207,941             --
Trade accounts receivable, less allowance for doubtful accounts         500,108        1,554,880
  of $137,000 and $108,000 in 2005 and 2004, respectively
Cash on deposit                                                       3,325,000             --
Inventories                                                             453,920          770,026
Prepaid expenses and other current assets                             1,159,963        1,064,598
                                                                  -------------    -------------
Total current assets                                                 68,617,391       12,130,280
                                                                  -------------    -------------

Vessels, at cost:
Vessels                                                             206,923,330      103,026,448
Less - Accumulated depreciation                                     (36,818,471)     (31,341,132)
                                                                  -------------    -------------
                                                                    170,104,859       71,685,316
                                                                  -------------    -------------
Investments and other assets                                          1,362,785          343,295
                                                                  -------------    -------------

Total assets                                                      $ 240,085,035    $  84,158,891
                                                                  =============    =============


                     Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable                                                  $   3,635,941    $   4,741,916
Accrued liabilities                                                   1,911,898        1,971,694
Accrued interest                                                        468,935          205,175
Current portion of mortgage payable                                  29,650,000       10,800,000
Deferred income                                                       3,033,811        1,726,017
Other liabilities                                                       312,470           96,961
                                                                  -------------    -------------
Total current liabilities                                            39,013,055       19,541,763

Note payable to related party                                              --          1,006,601
Mortgage payable                                                     91,315,472       25,165,472
                                                                  -------------    -------------
Total liabilities                                                   130,328,527       45,713,836
                                                                  -------------    -------------

Commitments and contingencies


Shareholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
     no shares issued and outstanding                                      --               --
Common stock, $0.01 par value; 30,000,000 shares authorized;
     7,557,268 shares issued,  7,152,091 and 3,839,242 shares
     outstanding as of June 30, 2005 and 2004, respectively              75,572           43,140
Paid-in capital                                                      94,336,805       38,142,343
Retained earnings                                                    18,308,057        3,333,430
                                                                  -------------    -------------
                                                                    112,720,434       41,518,913
Less - Treasury stock                                                 2,963,926        3,073,858
                                                                  -------------    -------------
Total shareholders' equity                                          109,756,508       38,445,055
                                                                  -------------    -------------
Total liabilities and shareholders' equity                        $ 240,085,035    $  84,158,891
                                                                  =============    =============


                             B+H OCEAN CARRIERS LTD.
                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

                                                                For the three months
                                                                   ending June 30,
                                                                2005            2004
                                                            ------------    ------------
Revenues:
Voyage, time and bareboat charter revenues                  $ 19,114,679    $ 11,999,787
Other income                                                        --              --
                                                            ------------    ------------
Total revenues                                                19,114,679      11,999,787

Operating expenses:
Voyage expenses                                                1,191,931       1,993,788
Vessel operating expenses, drydocking and survey costs         6,069,116       4,794,550
Depreciation and amortization                                  3,090,370       1,915,018
Loss on sale of vessels                                             --         4,085,165
General and administrative:
     Management fees to related party                            199,010            --
     Consulting and professional fees, and other expenses        795,759         703,302
                                                            ------------    ------------
Total operating expenses                                      11,346,186      13,491,823
                                                            ------------    ------------

Income (loss) from vessel operations                           7,768,493      (1,492,036)
                                                            ------------    ------------
Other income (expense):
Interest expense                                              (1,493,349)       (293,242)
Interest income                                                  200,272             242
Other income                                                       6,943            --
                                                            ------------    ------------
Total other expenses, net                                     (1,286,134)       (293,000)
                                                            ------------    ------------

Net income (loss)                                           $  6,482,359    $ (1,785,036)
                                                            ============    ============

Basic earnings (loss) per common share                      $       1.25    $      (0.46)
                                                            ============    ============
Diluted earnings (loss) per common share                    $       1.19    $      (0.46)
                                                            ============    ============
Weighted average number of common shares outstanding:
Basic                                                          5,191,888       3,839,242
                                                            ============    ============
Diluted                                                        5,428,346       3,839,242
                                                            ============    ============


                             B+H OCEAN CARRIERS LTD.
                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                   For the three months
                                                                      ending June 30,
                                                                   2005            2004
                                                               ------------    ------------
Cash flows from operating activities:
Net income (loss)                                              $  6,482,359    $ (1,785,036)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Depreciation and amortization                                   3,090,370       1,915,018
  Loss on sale of vessels                                         4,085,165
  Changes in assets and liabilities:
    Decrease (increase) in trade accounts receivable                496,139        (108,233)
    Decrease in inventories                                          71,074         157,218
    (Increase) decrease in prepaid expenses and other assets       (548,638)        331,021
    Decrease in accounts payable                                 (1,816,833)     (2,010,322)
    Decrease in accrued liabilities                              (1,532,008)       (656,850)
    (Decrease) increase in accrued interest                         (85,774)         21,323
    Increase in deferred income                                     547,702         471,118
    Increase in other liabilities                                   138,780          96,961
                                                               ------------    ------------
Total adjustments                                                   360,812       4,302,419
                                                               ------------    ------------
Net cash provided by operating activities                         6,843,171       2,517,383

Cash flows from investing activities:
  Purchase and investment in vessels                                (50,140)    (17,315,000)
  Cash on deposit for vessel acquisition                         (3,325,000)           --
  Proceeds from sale of vessels                                        --         3,713,500
  Loss on trading of marketable securities                            9,531            --
                                                               ------------    ------------
Net cash used in investing activities                            (3,365,609)    (13,601,500)
                                                               ------------    ------------

Cash flows from financing activities:
  Payments for debt issuance costs                                 (138,149)           --
  Proceeds from issuing stocks                                   56,830,568            --
  Proceeds from vessel financing                                       --        19,000,000
  Related party loan                                                   --            15,262
  Payments of mortgage principal                                 (7,600,000)           --
                                                               ------------    ------------
Net cash provided by financing activities                        49,092,419      19,015,262
                                                               ------------    ------------

Net decrease in cash and cash equivalents                        52,569,981       7,931,145
Cash and cash equivalents, beginning of period                   10,400,478         809,631
                                                               ------------    ------------
Cash and cash equivalents, end of period                       $ 62,970,459    $  8,740,776
                                                               ============    ============


                             B+H OCEAN CARRIERS LTD.
                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

                                                                 For the six months
                                                                   ending June 30,
                                                                2005            2004
                                                            ------------    ------------
Revenues:
Voyage, time and bareboat charter revenues                  $ 32,956,689    $ 22,133,360
Other income                                                        --              --
                                                            ------------    ------------
Total revenues                                                32,956,689      22,133,360

Operating expenses:
Voyage expenses                                                3,435,928       4,254,504
Vessel operating expenses, drydocking and survey costs        11,959,297       9,925,291
Depreciation and amortization                                  5,311,012       3,818,725
Loss on sale of vessels                                             --         4,085,165
General and administrative:
     Management fees to related party                            374,488         149,617
     Consulting and professional fees, and other expenses      1,466,825       1,374,162
                                                            ------------    ------------
Total operating expenses                                      22,547,550      23,607,464
                                                            ------------    ------------

Income (loss) from vessel operations                          10,409,139      (1,474,104)
                                                            ------------    ------------
Other income (expense):
Interest expense                                              (2,157,334)       (577,578)
Interest income                                                  222,813           1,833
Other income                                                      26,145            --
                                                            ------------    ------------
Total other expenses, net                                     (1,908,376)       (575,745)
                                                            ------------    ------------

Net income (loss)                                           $  8,500,763    $ (2,049,849)
                                                            ============    ============

Basic earnings (loss) per common share                      $       1.88    $      (0.53)
                                                            ============    ============

Diluted earnings (loss) per common share                    $       1.78    $      (0.53)
                                                            ============    ============
Weighted average number of common shares outstanding:
Basic                                                          4,523,317       3,839,242
                                                            ============    ============
Diluted                                                        4,784,193       3,839,242
                                                            ============    ============


                             B+H OCEAN CARRIERS LTD.
                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 For the six months
                                                                   ending June 30,
                                                                2005             2004
                                                           -------------    -------------
Cash flows from operating activities:
  Net income (loss)                                        $   8,500,763    $  (2,049,849)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
      Depreciation and amortization                            5,311,012        3,818,725
      Loss on sale of vessels                                       --          4,085,165
      Changes in assets and liabilities:
      Decrease in trade accounts receivable                    5,045,397          269,129
      Decrease in inventories                                    316,461          137,920
      Increase in prepaid expenses and other assets             (393,136)        (169,742)
      Decrease in accounts payable                            (1,695,087)      (2,704,964)
      (Decrease) increase in accrued liabilities                (386,926)         205,394
      Increase in accrued interest                               201,093           16,306
      Increase in deferred income                              1,734,397          995,762
      Increase in other liabilities                              236,384            2,519
                                                           -------------    -------------
Total adjustments                                             10,369,595        6,656,214
                                                           -------------    -------------
Net cash provided by operating activities                     18,870,358        4,606,365

Cash flows from investing activities:
  Purchase and investment in vessels                        (112,217,837)     (19,350,000)
  Cash on deposit for vessel acquisition                      (3,325,000)            --
  Gain on trading of marketable securities                        (9,671)            --
  Proceeds from sale of vessel                                      --          3,713,500
                                                           -------------    -------------
Net cash used in investing activities                       (115,552,508)     (15,636,500)
                                                           -------------    -------------

Cash flows from financing activities:
  Payments for debt issuance costs                            (1,002,521)            --
  Issuance of common stock, net of issuance costs             56,830,568             --
  Proceeds from exercise of stock options                         61,540             --
  Proceeds from vessel financing                             102,000,000       19,000,000
  Related party loan                                                --             61,915
  Payments of mortgage principal                             (10,300,000)      (2,199,828)
                                                           -------------    -------------
Net cash provided by financing activities                    147,589,587       16,862,087
                                                           -------------    -------------

Net increase in cash and cash equivalents                     50,907,437        5,831,952
Cash and cash equivalents, beginning of period                12,063,022        2,908,824
                                                           -------------    -------------
Cash and cash equivalents, end of period                   $  62,970,459    $   8,740,776
                                                           =============    =============


                             B+H OCEAN CARRIERS LTD.
                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                                             March 31,
                                    Assets                             2005             2004
                                                                  -------------    -------------
Current assets:
Cash and cash equivalents                                         $  10,400,478    $     809,631
Marketable securities                                                   217,472             --
Trade accounts receivable, less allowance for doubtful accounts         996,247        1,446,647
  of $137,000 and $108,000 in 2005 and 2004, respectively
Cash on deposit                                                            --          2,035,000
Inventories                                                             524,994          927,244
Prepaid expenses and other current assets                               611,325        1,395,619
                                                                  -------------    -------------
     Total current assets                                            12,750,516        6,614,141
                                                                  -------------    -------------

Vessels, at cost:
Vessels                                                             206,873,197       97,148,430
Less - Accumulated depreciation                                     (33,796,268)     (35,144,127)
                                                                  -------------    -------------
                                                                    173,076,929       62,004,303
                                                                  -------------    -------------
Investments and other assets                                          1,292,796          387,988
                                                                  -------------    -------------

     Total assets                                                 $ 187,120,241    $  69,006,432
                                                                  =============    =============


                     Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable                                                  $   5,452,774    $   6,752,237
Accrued liabilities                                                   3,443,906        2,628,544
Accrued interest                                                        554,709          183,852
Current portion of mortgage payable                                  30,400,000        4,800,000
Deferred income                                                       2,486,109        1,254,899
Other liabilities                                                       173,690             --
                                                                  -------------    -------------
     Total current liabilities                                       42,511,188       15,619,532

Note payable to related party                                              --            991,337
Mortgage payable                                                     98,165,472       12,165,472
                                                                  -------------    -------------
     Total liabilities                                              140,676,660       28,776,341
                                                                  -------------    -------------
Commitments and contingencies

Shareholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
     no shares issued and outstanding                                      --               --
Common stock, $0.01 par value; 30,000,000 shares authorized;
     4,314,025 shares issued, 3,908,847 and 3,839,242 shares
     outstanding as of March 31, 2005 and 2004, respectively             43,140           43,140
Paid-in capital                                                      37,538,669       38,142,343
Retained earnings                                                    11,825,698        5,118,466
                                                                  -------------    -------------
                                                                     49,407,507       43,303,949
Less - Treasury stock                                                 2,963,926        3,073,858
                                                                  -------------    -------------
     Total shareholders' equity                                      46,443,581       40,230,091
                                                                  -------------    -------------
     Total liabilities and shareholders' equity                   $ 187,120,241    $  69,006,432
                                                                  =============    =============


                             B+H OCEAN CARRIERS LTD.
                   UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

                                                                For the three months
                                                                   ending March 31,
                                                                2005            2004
                                                            ------------    ------------
Revenues:
Voyage, time and bareboat charter revenues                  $ 13,842,010    $ 10,133,573
Other income                                                        --              --
                                                            ------------    ------------
Total revenues                                                13,842,010      10,133,573

Operating expenses:
Voyage expenses                                                2,243,997       2,260,716
Vessel operating expenses, drydocking and survey costs         5,890,181       5,130,741
Depreciation and amortization                                  2,220,642       1,903,707
General and administrative:
     Management fees to related party                            175,478         149,617
     Consulting and professional fees, and other expenses        671,066         670,860
                                                            ------------    ------------
Total operating expenses                                      11,201,364      10,115,641
                                                            ------------    ------------

Income from vessel operations                                  2,640,646          17,932
                                                            ------------    ------------

Other income (expense):
Interest expense                                                (663,985)       (284,336)
Interest income                                                   22,541           1,591
Other income                                                      19,202            --
                                                            ------------    ------------
Total other expenses, net                                       (622,242)       (282,745)
                                                            ------------    ------------

Net income (loss)                                           $  2,018,404    $   (264,813)
                                                            ============    ============

Basic earnings (loss) per common share                      $       0.52    $      (0.07)
                                                            ============    ============

Diluted earnings (loss) per common share                    $       0.48    $      (0.07)
                                                            ============    ============
Weighted average number of common shares outstanding:
Basic                                                          3,895,359       3,839,242
                                                            ============    ============
Diluted                                                        4,180,233       3,839,242
                                                            ============    ============


                             B+H OCEAN CARRIERS LTD.
                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                        For the three months
                                                                          ending March 31,
                                                                       2005             2004
                                                                  -------------    -------------
Cash flows from operating activities:
Net income (loss)                                                 $   2,018,404    $    (264,813)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
    Depreciation and amortization                                     2,220,642        1,903,707
    Changes in assets and liabilities:
       Decrease in trade accounts receivable                          4,549,257          377,363
       Decrease (increase) in inventories                               245,387          (19,297)
       Decrease (increase) in prepaid expenses and other assets         155,501         (500,763)
       Increase (decrease) in accounts payable                          121,746         (694,642)
       Increase in accrued liabilities                                1,145,082          862,244
       Increase (decrease) in accrued interest                          286,867           (5,017)
       Increase in deferred income                                    1,186,695          524,644
       Increase (decrease) in other liabilities                          97,604          (94,442)
                                                                  -------------    -------------
Total adjustments                                                    10,008,781        2,353,797
                                                                  -------------    -------------
Net cash provided by operating activities                            12,027,185        2,088,984

Cash flows from investing activities:
  Purchase and investment in vessels                               (112,167,697)      (2,035,000)
  Gain on trading of marketable securities                              (19,202)            --
                                                                  -------------    -------------
Net cash used in investing activities                              (112,186,899)      (2,035,000)
                                                                  -------------    -------------
Cash flows from financing activities:
  Payments for debt issuance costs                                     (864,370)            --
  Proceeds from exercise of stock options                                61,540             --
  Proceeds from vessel financing                                    102,000,000             --
  Related party loan                                                       --             46,651
  Payments of mortgage principal                                     (2,700,000)      (2,199,828)
                                                                  -------------    -------------
Net cash provided by (used in) financing activities                  98,497,170       (2,153,177)
                                                                  -------------    -------------
Net decrease in cash and cash equivalents                            (1,662,544)      (2,099,193)
Cash and cash equivalents, beginning of period                       12,063,022        2,908,824
                                                                  -------------    -------------
Cash and cash equivalents, end of period                          $  10,400,478    $     809,631
                                                                  =============    =============